Filed by UMT Holdings, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Mortgage Trust
Commission File No.: 333-128149
The following letter was sent by Wealth Management Advisors to its clients that are also United Mortgage Trust shareholders.

Name
Address
City/State/Zip
Dear
     As a client of Wealth Management Advisors, we are committed to keeping you updated on the status of your investments and to presenting new opportunities as they arise.
     As an investor in United Mortgage Trust, you know that UMT has signed an agreement to merge with UMT Holdings, L.P. We would like to invite you to attend a lunch or dinner meeting on June 20 or 21, 2006, to hear guest speaker Todd Etter, Chairman of UMT Holdings, L.P. Todd will discuss the proposed merger of UMT and UMT Holdings, L.P.
     In addition, until now, investment in single-family lot development was generally something in which only the institutional or accredited, high net worth investor could participate. This may no longer be true. Following the discussion of the merger, Todd will share information with us about United Development Funding III, L.P. (“UDF III”), which is now offering for investment units of partnership interest. UDF makes loans to developers for single-family lot developments. Enclosed please find an investor kit for UDF III which contains a prospectus detailing the investment and the risks involved.
     There is no cost and no obligation to attend this lunch/dinner presentation. Feel free to invite a friend to join you. All we ask is that you let us know which of the two dates and which meal seating you would like to attend so that we can make proper arrangements. To make your reservation, please call our office at 281-444-2220 or 1-800-946-9090 and ask for Alisha.

NORTHSIDE	SOUTHSIDE

Tuesday, June 20th Greenspoint Marriott Hotel 255 N. Sam Houston Pkwy. E Houston, Texas 77060 Lunch: 12:00 p.m. or Dinner: 7:00 p.m.	Wednesday, June 21st Nassau Bay Hilton Hotel 3000 NASA Road One Houston, Texas 77058 Dinner: 7:00 p.m.
     We look forward to having you attend and hope that you will enjoy this opportunity.

Sincerely,

The Fanatically Friendly Financial Folks
At Wealth Management Advisors
Additional Information about the Merger and Where to Find it:
On May 12, 2006, UMT Holdings filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 containing a proxy statement/prospectus and other relevant documents concerning the proposed Merger. United Mortgage Trust will send the proxy statement/prospectus to its shareholders seeking their approval of the proposed Merger. WE URGE INVESTORS AND SECURITY HOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT/PROSPECTUS DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING BUSINESS AND FINANCIAL INFORMATION ABOUT UNITED MORTGAGE TRUST AND UMT HOLDINGS. The proxy statement/prospectus and other documents filed with the Commission may be obtained free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission may also be obtained free of charge by requesting them in writing from United Mortgage Trust, Investor Relations, 1702 N. Collins Blvd. , Suite 1000, Richardson, Texas 75080, or by telephone at (214) 237-9305. The proxy statement/prospectus and other documents filed with the Commission may also be obtained free of charge by requesting them in writing from UMT Holdings, Attn. Investor Services, 1702 N. Collins Blvd , Suite 1000, Richardson, Texas 75080 or by telephone at (972) 889-7323. If you have any questions about the Merger, please contact United Mortgage Trust’s Information Agent, Morrow & Co., Inc., 39 South LaSalle Street, Suite 909, Chicago, Illinois 60603, (312) 236-8600.
United Mortgage Trust and its executive officers and directors may be deemed to be participants under the rules of the Commission in the solicitation of proxies from United Mortgage Trust shareholders. A list of the names of those directors and executive officers and descriptions of their interests in United Mortgage Trust is contained in the proxy statement/prospectus, which constitutes a part of the registration statement on form S-4 filed with the Commission. Shareholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus.
***
This material is neither an offer to sell nor a solicitation to buy securities of UDF III. Such an offer may only be made through a prospectus and the completion of a subscription agreement by residents of states in which the offering has been registered and who meet the applicable suitability requirements. An investment in UDF III is not suitable for all investors. Refer to the prospectus for a more detailed discussion of the risks and suitability standards in your state.